CryoPort, Inc.
20382 Barents Sea Circle
Lake Forest, California 92630
(949) 470-2300

February 22, 2010

Sent Via Fax to (703) 713-6968 and Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-7010
Mail Stop 4631
Attn: Ms. Pamela A. Long – Assistant Director
Re:	CryoPort, Inc. Registration Statement on Form 8-A File No. 001-34632

Ladies and Gentlemen:

CryoPort, Inc. (the “Company”) hereby respectfully makes this application for the withdrawal of the Company’s registration statement on Form 8-A (File No. 001-34632) pursuant to Section 12(b) originally filed on February 10, 2010 (the “8-A Registration Statement”) in connection with the Company’s registration statement on Form S-1 (File No. 333-162350) (the “S-1 Registration Statement”).

As a result of a number of developments subsequent to filing the 8-A Registration Statement, including the Company’s inability to meet the minimum listing requirements of The NASDAQ Stock Market LLC following the completion of the offering contemplated by the S-1 Registration Statement, the Company has determined that it is appropriate to make this application to withdraw the 8-A Registration Statement.  The Company intends to subsequently file a new registration statement on Form 8-A pursuant to Section 12(g).

Since the S-1 Registration Statement has not yet become effective, the 8-A Registration Statement has also not yet become effective.   Additionally, no securities have been sold in connection with the S-1 Registration Statement.

The Company requests that a written order granting the withdrawal of the 8-A Registration Statement be granted and made effective as soon as practicable.

CryoPort, Inc. By: /s/ Larry G. Stambaugh Name: Larry G. Stambaugh Title: Chief Executive Officer